Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Results of

Phase 1 Clinical Study of TT-401

TORONTO, ON, June 18th, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) announced the results of a single ascending dose escalation study of TT-401, a type 2 diabetes drug candidate. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity. TT-401 is a dual agonist of the GLP-1 (Glucagon-Like Peptide-1) receptor and a second metabolic target.

The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

As the study results have met expectations, Transition and its development partner, Eli Lilly and Company have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

In March 2010, Transition entered into a licensing and collaboration agreement with Lilly, where Transition acquired the rights to a series of pre-clinical Lilly compounds, including TT-401 for the treatment of type 2 diabetes.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com